Malik Law Group LLC Attorneys At Law
Bilal Malik T 678.279.5478 bilal.malik@maliklawgroup.com	Regions Plaza 1180 West Peachtree Street | Suite 1910 Atlanta, GA 30309 maliklawgroup.com

August 6, 2020

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Dynamic Shares Trust Amendment No. 2 to Registration Statement on Form S-1 Filed on July 24, 2020
File No. 333-238098

Dear Sir or Madam:

On behalf of Dynamic Shares Trust (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to us telephonically on August 3, 2020, with regard to Pre-Effective Amendment No. 2 filed with the Commission on Form S-1 on July 24, 2020.

For ease of reference, the Staff’s comment is paraphrased below, followed by the Registrant’s response.

Comment:	In Registrant’s response letter filed on November 27, 2019, Registrant discussed potentially using a fact sheet. Please provide the Staff with an update concerning whether Registrant intends to use a fact sheet.

Response:	As of the date of this letter, the Registrant does not intend to use a fact sheet until at least six months after the effective date of the registration statement. If the Registrant determines to use a fact sheet, then, before using such fact sheet, the Registrant will provide the Staff with a copy of such fact sheet for the Staff’s review.

If the Staff has any further comments regarding the foregoing, please feel free to contact the undersigned.

Sincerely yours,

/s/ Bilal H. Malik
Bilal H. Malik, Esq.,
For the Firm

cc:	Xinyu Jiang/Dynamic Shares Trust
Michelle Miller /U.S. Securities and Exchange Commission
Sharon Blume /U.S. Securities and Exchange Commission
Eric Envall/U.S. Securities and Exchange Commission
Sandra Hunter Berkheimer /U.S. Securities and Exchange Commission
Laura Anthony, Esq./Anthony L.G., PLLC
Craig D. Linder, Esq./Anthony L.G., PLLC